James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

April 4, 2019
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E., Stop 4631
Washington D.C. 20549
Attention: Ernest Greene

Re:	James Hardie Industries plc
Form 20-F for the Year Ended March 31, 2018
Filed May 22, 2018
File No. 001-15240
Dear Mr. Ernest Greene:
Transmitted herewith is the response of James Hardie Industries plc (the “Company”) to the Staff’s comment letter dated March 22, 2019 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 (the “Form 20-F”). For ease of reference, the Company has reproduced below the comments set forth in the Comment Letter, as numbered, in bold type before each of its responses. Unless otherwise noted, page numbers included herein are page references to the Form 20-F, and capitalized terms used but not defined herein have the same meanings ascribed to such terms in the Form 20-F. A courtesy copy of this letter is being delivered to Anne McConnell.
Form 20-F for the Year Ended March 31, 2018
Consolidated Financial Statements
14.    Income Taxes, page 145

1.	We note your disclosures related to the adoption of ASU 2016-16. Please more fully address the following:
•Clarify the nature of the internal restructuring you undertook to align certain intangible assets;
•    Disclose how you determined the amount of the related tax valuation allowance you recorded; and

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom),
Anne Lloyd (USA), Rada Rodriguez (Sweden), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895

Mr. Ernest Greene
Securities and Exchange Commission

•    To the extent your realization of net deferred tax assets is subject to material assumptions and estimates, revise your critical accounting policies to disclose and discuss the assumptions and estimates, including, if applicable, the jurisdictions to which they relate.

We acknowledge your comment and respectfully note that the Company did not adopt ASU 2016-16 until April 1, 2018 and, therefore, the adoption had no impact on the Company’s Consolidated Financial Statements or the disclosure in “Note 14 – Income Taxes,” starting at page 145 of the Company’s Form 20-F for the year ended March 31, 2018. Accordingly, disclosures in “Note 2 – Summary of Significant Accounting Policies – Recent Accounting Pronouncements,” on page 128 of the Form 20-F for the year ended March 31, 2018 provided an estimate of the expected impact that the adoption of ASU 2016-16 would have on our Consolidated Financial Statements.

Further, in the Company’s Form 6-K for the first quarter ended June 30, 2018, which was furnished to the Commission on August 10, 2019, we disclosed on page F-8 in the notes to the Condensed Consolidated Financial Statements the following:

2. Recent Accounting Pronouncements

In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. The Company adopted ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018, and recorded an increase in gross deferred income tax assets of US$1,313.0 million, a valuation allowance of US$148.2 million, a decrease in other assets of US$4.5 million and a corresponding cumulative retained earnings adjustment of US$1,160.3 million, resulting from all internal restructuring transactions undertaken in prior years, including the internal restructuring transaction implemented during the year ended 31 March 2018 relating to the alignment of certain intangible assets with its US business.

Additionally, the Company disclosed on page F-22 in the notes to the Condensed Consolidated Financial Statements the following:

12. Income Taxes

The Company adopted ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018, and recorded an increase in gross deferred income tax assets of US$1,313.0 million, a valuation allowance of US$148.2 million and a decrease in other assets of US$4.5 million. The deferred income tax asset is a result of all internal restructuring transactions involving intangible assets undertaken in prior years, including the internal restructuring transaction implemented during the year ended 31 March 2018 relating to the alignment of certain intangible assets with its US business. Intangible assets have an amortizable life of 15 years for US federal tax purposes.

Mr. Ernest Greene
Securities and Exchange Commission

Given that the Company did not record any impact related to the adoption of ASU 2016-16 in the Consolidated Financial Statements in the Form 20-F for the year ended March 31, 2018, we respectfully request that the Company be permitted to address the Staff’s comments in the Company’s Form 20-F for the year ending March 31, 2019 which we expect to file on or about May 21, 2019.
The Company’s Form 20-F for the year ending March 31, 2019 is expected to include the following disclosures that should address the Staff’s comments:
[Emphasis added below to show changes from the disclosures set forth in the Form 20-F for the year ended March 31, 2018]
Note 2. Summary of Significant Accounting Policies
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of the US deferred tax assets is affected primarily by the continued profitability of the US business. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income. Readers are referred to Note 14 for further discussion of income taxes.

Mr. Ernest Greene
Securities and Exchange Commission

Recent Accounting Pronouncements
In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. The Company adopted ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018, and recorded an increase in gross deferred income tax assets of US$1,313.0 million, a valuation allowance of US$148.2 million, a decrease in other assets of US$4.5 million and a corresponding cumulative retained earnings adjustment of US$1,160.3 million, resulting from the internal restructuring transaction implemented during the year ended 31 March 2018 relating to the alignment of certain intangible assets with its US business and from other internal restructuring transactions undertaken in prior years. The internal restructuring implemented during the year ended 31 March 2018 resulted in the establishment of US ownership of certain of the Company’s fiber cement related trademarks, tradenames, patents, product and manufacturing technology and know-how, and other related intellectual property rights (collectively, intellectual property), owned and predominantly developed by one of the Company’s Irish subsidiaries, and represent the primary fiber cement business value drivers of which the Company’s US fiber cement business is a majority economic beneficiary. As a result of this internal restructure, the tax basis of this intellectual property was recognized at fair market value and is subject to amortization for US income tax purposes. The Company established a valuation allowance against the deferred tax asset for the intellectual property that has an indefinite life for US income tax purposes and is not subject to tax amortization.
Note 14. Income Taxes
The Company adopted ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018, and recorded an increase in gross deferred income tax assets of US$1,313.0 million, a valuation allowance of US$148.2 million and a decrease in other assets of US$4.5 million. The deferred income tax asset is a result of the internal restructuring transaction implemented during the year ended 31 March 2018 relating to the alignment of certain intangible assets with its US business and other transactions involving intangible assets undertaken in prior years. Intangible assets have an amortizable life of 15 years for US federal tax purposes. At 31 March 2019 the Company had a valuation allowance against the intangible related deferred tax asset which has an indefinite life.
Lastly, with respect to your sub-bullet seeking information regarding material assumptions and estimates, the Company respectfully notes the realization of net deferred tax assets is based on the estimate of future profitability of the Company’s U.S. operations. The Company’s U.S. operations have a history of profitability and we expect the profitability of the U.S. operations to continue. The establishment of the valuation allowance of US$148.2 million is for the deferred tax asset in which the intellectual property has an indefinite life for US income tax purposes and is not subject to tax amortization. Therefore, we believe that the disclosure proposed to be included in “Note 2 – Summary of Significant Accounting Policies – Income Taxes” of the Form 20-F addresses this point.

Mr. Ernest Greene
Securities and Exchange Commission

17.    Operating Segment Information and Concentration of Risk, page 153

2.
Please revise your geographic disclosures to present net sales and identifiable assets related to the U.S. as required by ASC 280-10-50-41. To the extent that substantially all the amounts disclosed for North America relate to the U.S., please clarify that fact.

We acknowledge the Staff’s comment and respectfully note that as a public company domiciled in Ireland, the geographic disclosures required by ASC 280-10-50-41 are properly stated in the footnotes to the Company’s Consolidated Financial Statements starting at page 153 of the Form 20-F for the year ended March 31, 2018. The Company’s sales in Ireland for each of the three years ended March 31, 2016, 2017 and 2018 was nil and long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets in Ireland was nil.
We respectfully submit that the disclosure of the North America sales, which include the sales to U.S. and Canada, is appropriately aggregated as sales to Canada totaled just 5.8%, 5.4% and 5.7% of the North America sales for each of the years ended March 31, 2016, 2017 and 2018, respectively. In addition, the total identifiable assets for Canada comprised only 0.6% of the total identifiable assets for North America as of March 31, 2017 and 2018.
In response to the Staff’s comment, the Company intends to include clarifying disclosure in the Form 20-F for the year ending March 31, 2019 indicating the amounts disclosed for North America are substantially all related to the U.S.
To the extent you have any follow-up questions or comments, please feel free to call the undersigned at (312) 705-6125. In addition, please send all written correspondence directly to the undersigned, with copies to James J. Moloney of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, 12th Floor, Irvine, California 92612 or via e-mail at jmoloney@gibsondunn.com.
Very truly yours,
/s/ Matthew Marsh
Matthew Marsh
Chief Financial Officer

cc:    James Hardie Industries plc
Michael Hammes, Chairman of the Board
Brian Anderson, Chairman of the Audit Committee
Jack Truong, Chief Executive Officer
Joe Blasko, General Counsel

Securities and Exchange Commission
Anne McConnell

Gibson, Dunn & Crutcher LLP
James J. Moloney